UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Portman Ridge Finance Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
73688F102
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [x]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

SCHEDULE 13G
CUSIP No.

1 Names of Reporting Persons
 Sarpa Holdings LLC
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [ ]
3 Sec Use Only

4 Citizenship or Place of Organization
 Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0 shares
 6 Shared Voting Power
  5,598,681 shares (See Item 4 below)
 7 Sole Dispositive Power
  0 shares
 8 Shared Dispositive Power
  5,598,681 shares (See Item 4 below)
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 5,598,681 shares (See Item 4 below)
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 7.4% (See Item 4 below)
12 Type of Reporting Person (See Instructions)
 IA

Item 1.
(a) Name of Issuer: Portman Ridge Finance Corporation
(b) Address of Issuer: 650 Madison Avenue, 23rd Floor, New York, New York, 10022
Item 2.
(a) Name of Person Filing: Sarpa Holdings LLC
(b) Address of Principal Business Office or, if None, Residence:  1870 Ogden Drive, Burlingame, CA 94010
(c) Citizenship: Delaware
(d) Title and Class of Securities: Common Stock, par value $0.01 per share
(e) CUSIP No.: 73688F102
Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [_] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [x] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4. Ownership
(a) Amount Beneficially Owned:   5,598,681 shares
 (b) Percent of Class:  7.4%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 0 shares
 (ii) Shared power to vote or to direct the vote: 5,598,681 shares
(iii) Sole power to dispose or to direct the disposition of: 5,598,681 shares
(iv) Shared power to dispose or to direct the disposition of: 5,598,681 shares
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of more than Five Percent on Behalf of Another Person.
 Not applicable.
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
 Sarpa Partners LP

Item 8. Identification and classification of members of the group.
 Not applicable.
Item 9. Notice of Dissolution of Group.
 Not applicable.

Item 10. Certifications.
 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 16, 2021
By: Sarpa Holdings LLC
Deepak Sarpangal, Managing Member
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).